                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 1999,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     1-9645



             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements
         Independent Auditor's Report........................................................................  3

         Statement of Net Assets Available for Benefits......................................................  4

         Statement of Changes in Net Assets Available for Benefits...........................................  5

         Notes to Financial Statements.......................................................................  6

         Supplemental Schedule..............................................................................  13



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

                  Date:   November 8, 2000


                  By: /s/ RANDALL T. MAYS
                     ---------------------------------------------------------
                     Name: Randall T. Mays
                          ----------------------------------------------------
                     Title: Executive Vice President / Chief Financial Officer
                           ---------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT



To the Advisory Committee
Clear Channel Communications, Inc.
    401(k) Savings Plan
San Antonio, Texas

We have audited the statements of net assets as of December 31, 1999 and 1998, and the statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 1999, of Clear Channel Communications, Inc. 401(k) Savings Plan, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits and supplemental schedule for the year ended December 31, 1999, in conformity with generally accepted accounting principles.




Certified Public Accountants
June 8, 2000

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998


                                                          1999                 1998
                                                      ------------        ------------
ASSETS

Investments at fair value:
  Cash and cash equivalents                           $         --        $  1,500,350
  Shares of registered investment companies                     --          20,589,731
  Clear Channel Communications, Inc.
    Common Stock Fund                                           --          99,898,336
  Plan interest in Clear Channel Communications,
    Inc. - Master Trust                                233,196,132                  --
  Participant loans                                             --               6,575
                                                      ------------        ------------

          Total investments at fair value              233,196,132         121,994,992
                                                      ------------        ------------

Contributions receivable:
  Employee                                               1,997,503             740,571
  Employer                                                 464,232             144,336
  Rollover                                                 404,985              29,635
                                                      ------------        ------------
          Total contributions receivable                 2,866,720             914,542
                                                      ------------        ------------
          Total assets                                 236,062,852         122,909,534
                                                      ------------        ------------

LIABILITIES

Forfeiture reserve account                                      --              21,741
Excess contributions refundable                                754                  --
Administrative fees payable                                 86,867              41,878
Benefit claims payable                                      19,882                  --
                                                      ------------        ------------
          Total liabilities                                107,503              63,619
                                                      ------------        ------------
          Net assets available for benefits           $235,955,349        $122,845,915
                                                      ============        ============

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998


Additions to net assets attributed to:
  Contributions:
    Employee                                                  $ 18,530,562
    Employer                                                     4,367,926
    Rollover                                                    32,665,472
                                                              ------------
          Total contributions                                   55,563,960
                                                              ------------
Investment income:
  Net investment gain from Clear Channel
    Communications, Inc. - Master Trust                         43,324,276
  Unrealized appreciation of assets                             25,272,495
  Net gain on sale of assets                                     2,232,520
  Interest and dividend income                                     368,629
                                                              ------------
          Total investment income                               71,197,920
                                                              ------------
          Total additions                                      126,761,880
                                                              ------------

Deductions from net assets attributed to:
  Fees and expenses                                                228,307
  Distribution of benefits                                      13,424,139
                                                              ------------
          Total deductions                                      13,652,446
                                                              ------------
          Net increase                                         113,109,434


Net assets available for benefits at beginning of year         122,845,915
                                                              ------------
Net assets available for benefits at end of year              $235,955,349
                                                              ============

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following brief description of the Clear Channel Communications, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

The Plan is a defined contribution plan, established January 1, 1987 and restated on July 1, 1999, which covers substantially all employees of Clear Channel Communications, Inc. and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ELIGIBILITY

Substantially all employees of the Company who have one year of service and are age 21 or older or any employee of an employer acquired by the Company are eligible to participate in the Plan. Eligible employees of the Company may enter the Plan on one of four entry dates each year - January 1, April 1, July 1, and October 1 following completing eligibility requirements. The Plan is for the exclusive benefit of participants and their beneficiaries.

CONTRIBUTIONS

The Company's contributions may consist of discretionary matching contributions and non-elective (profit sharing) contributions. For the years ended December 31, 1999 and 1998, the Company contributed 35% of the first 5% of each employee's annual compensation. There were no nonelective contributions made during the years ended December 31, 1999 and 1998.

Effective July 1, 1999, 2% of compensation will automatically be deducted from each eligible employees compensation and invested in the Plan. The employee can increase or decrease this percentage via the telephone or Internet.

Participants may contribute up to the 15% of their annual compensation and may elect to invest in various funds offered by the Plan. Investment directions can also be changed via the telephone or Internet.

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company discretionary and nonelective contributions, and an allocation of Plan earnings. Allocations of earnings are based on the participant's account balances, as defined in the Plan document.

LOANS TO PARTICIPANTS

Prior to July 1, 1999, there was no provision in the Plan document for participants to borrow from the Plan. Loans on the statements of net assets available for benefits had been originated under other plans that were merged into the Plan. Effective July 1, 1999, loans are allowed under the restated plan. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Interest rates are prime plus 1% and are based on the previous quarter-end Wall Street Journal.

VESTING

Participants are 100% vested at all times in their elective contributions. Participants will become 100% vested in the contributions the Company makes to the Plan upon reaching the Plan's normal retirement age or if employment is terminated due to death or disability. If employment is terminated prior to normal retirement age for any reason other than death or disability, then the employee's interest in Company contributions becomes vested in accordance with specific vesting schedules based on years of service. A participant is 20% vested after three years of service, increasing by 20% each year until 100% vested after seven years of service. There are certain exceptions for participants who were originally in the Plan of an acquired Company. The benefit to which a participant is entitled is the amount that can be provided from the participant's account.

FORFEITURES

Forfeitures are used to reduce Company contributions. Forfeitures of nonvested participant accounts during 1999 totaled $300,045 ($292,952 in 1998). The amount applied to reduce Company contributions totaled $128,309 ($298,802 in 1998).

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant's account balance is distributed in one lump-sum amount, if the balance does not exceed $5,000. If a participant's account balance exceeds $5,000, the Plan permits the participant to elect distribution under one of three methods which are lump-sum, rollover into another qualified account, or installment payments for those who participated in the Plan prior to July 1, 1999. Hardship withdrawals are available to the Plan participants, based on certain Internal Revenue Service's safe harbor provisions, upon approval by the Administrative Committee.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a summary of the Plan's more significant accounting and reporting policies:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's interest in the Master Trust is stated at fair value. The Plan's investments in the common stock of the Company are reported at fair value based on quoted market prices. Participant loans are valued at cost which approximate fair value.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

EXPENSES

Expenses related to the administration of the Plan are paid by the Plan.

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

3. PLAN ASSETS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following table presents assets that represent 5% or more of the Plan's net assets available for plan benefits:

                                                    December 31,
    Description of Investment                 1999                1998
----------------------------------        --------------------------------
Fidelity Equity Income Fund               $         --        $  8,484,851
Other investments held at Reliance                  --          13,611,805
Spartan US Equity Index Fund                12,378,207                  --
Other investments held at Fidelity          54,432,649                  --
                                          ------------        ------------

                                            66,810,856          22,096,656
Clear Channel Communications, Inc.
  Common Stock Fund                        166,385,276          99,898,336
                                          ------------        ------------

     Total investments at fair value      $233,196,132        $121,994,992
                                          ============        ============

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company in a letter dated January 7, 1995 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. The Company believes that the Plan is designed to be in compliance with the applicable provisions of the IRC.

5. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATION, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to participate in the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and two other Channel Communications, Inc.-sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. These investments in the Master Trust consist primarily of registered investment companies and sponsored company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets of another employee benefit plan in addition to this Plan.

The proportionate interest of the Plan in the Master Trust at December 31, 1999 was 89%.

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

5. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST
(CONTINUED)

The following table presents the fair values of net assets for the entire Master Trust as of December 31, 1999:

ASSETS

Receivables:
  Employer receivable                                        $    832,318
  Employee receivable                                           2,091,850
  Other receivable                                                406,131
                                                             ------------

       Total receivables                                        3,330,299
                                                             ------------

Investments:
  Cash and cash equivalents                                    12,671,446
  Registered investment companies                              75,925,611
  Employer securities                                         170,673,749
  Participant loans                                             2,695,294
                                                             ------------

       Total investments                                      261,966,100
                                                             ------------

       Total assets                                           265,296,399
                                                             ------------

LIABILITIES

Benefit claim payable                                              20,597
Other payables                                                     87,621
                                                             ------------

       Total liabilities                                          108,218
                                                             ------------

       Net assets available for benefits                     $265,188,181
                                                             ============

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

5. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST
(CONTINUED)

Investment income for the entire Master Trust from inception on July 1, 1999 to December 31, 1999 is as follows:


Contributions                            $ 49,181,377
Investment income:
  Registered investment companies           2,213,786
  Interest and dividend income                309,865
  Unrealized appreciation of assets        35,721,552
  Net gain on sale of investments           6,807,258
                                         ------------
    Total income                           94,233,838
                                         ------------
Expenses:
  Benefits distributed                      6,648,509
  Interest expense                                536
  Administrative expenses                     160,211
                                         ------------
    Total expenses                          6,809,256
                                         ------------
                                           87,424,582
                                         ------------
Transfers to the Plan                     177,763,599
                                         ------------
  Net assets available for benefits      $265,188,181
                                         ============

6. RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                        December 31,
                                                  1999                 1998
                                             ----------------------------------
Net assets available for benefits per
  the financial statements                   $ 235,955,439        $ 122,845,915
Liabilities                                             --             (301,854)
                                             -------------        -------------

Net assets available for benefits per
  the Form 5500                              $ 235,955,439        $ 122,544,061
                                             =============        =============

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN

                          Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

Benefits paid to participants per
  the financial statements                             $ 13,424,139
Amounts allocated to withdrawing
  participants at the beginning of the year                (301,854)
                                                       ------------

Benefits paid to participants per the Form 5500        $ 13,122,285
                                                       ============


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


7. CONCENTRATION OF CREDIT RISK

The Plan investments are not guaranteed by any federal depository insurance. Any significant concentration of credit risk related to the specified investments in the regulated investment companies may subject the Plan's investments to economic changes occurring within those industries in which the regulated companies have invested. The Plan's investment in the common stock of the Company may subject the Plan's investment to economic changes within the industry in which the Company operates.


8. TERMINATION OF PLAN

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become fully vested in their account balances.


9. PLAN AMENDMENTS

Effective July 1, 1999, the Plan was amended and restated to allow participants to take out loans from the Plan and to incorporate several changes in the law. The Plan also changed custodians from Reliance Trust Company to Fidelity Management Trust Company.

                              SUPPLEMENTAL SCHEDULE

                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               401(k) SAVINGS PLAN


                                 EIN: 74-1787539
    Schedule H, Part IV(i) - Schedule of Assets Held for Investment Purposes

                                  Plan No.: 001

                                December 31, 1999

   (a)                 (b)                               (c)                     (d)            (e)
-----------  -------------------------    ----------------------------------  ----------  --------------
                                                   Description of
                                                Investment, Including
               Identity of Issuer,             Maturity Date, Rate of
               Borrower, Lessor, or             Interest, Collateral,                         Current
                  Similar Party                 Par or Maturity Date                           Value
             -------------------------    ----------------------------------              --------------
             Fidelity                     Total Return                                    $    4,392,654
               PIMCO                        (443,702.389 shares)

             MAS                          Mid-Cap Growth Advisor Fund                          4,941,692
                                            (159,409.419 shares)

             Clear Channel                Common Stock Fund (a)                              166,385,276
               Communications, Inc.         (12,878,117.353 unitized shares)

             Fidelity Management          Puritan Fund                                         9,357,388
               Trust Company                (491,717.712 shares)

             Fidelity Management          Equity Income Fund                                  11,363,892
               Trust Company                (212,488.639 shares)

             Fidelity Management          Low Priced Stock Fund                                2,227,271
               Trust Company                (98,377.713 shares)

             Fidelity Management          Diverse International Fund                           5,144,952
               Trust Company                (200,817.804 shares)

             Fidelity Management          Dividend Growth Fund                                 6,991,671
               Trust Company                (241,175.251 shares)

             Fidelity Management          Retirement Money Market Fund                         7,783,853
               Trust Company                (7,783,852.580 shares)

             Fidelity Management          Spartan US Equity Index Fund                        12,378,207
               Trust Company                (237,631.159 shares)

             Loans to participants        Loans to participants,                               2,241,389
                                            prime plus 1% interest rate

(a) Clear Channel Communications, Inc. common shares reflect a five-for-four stock split effective February 2, 1994, a two-for-one stock split effective November 30, 1995, and a two-for-one stock split effective December 3, 1996.